Exhibit 99.1

JA Solar Announces Results of 2013 Annual General Meeting

SHANGHAI, July 9, 2013 - JA Solar Holdings Co., Ltd. (NASDAQ:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that the Company held its annual general meeting of shareholders on June 28, 2013, in Shanghai, China. All the proposals submitted to shareholders were approved.

Specifically, the shareholders approved:

1.                  The audited financial statements and the Reports of the Chairman and Chief Executive Officer for the year ended December 31, 2012;

2.                  The re-election of Mr. Yuwen Zhao as an independent director;

3.                  The appointment of Mr. Shaohua Jia as an independent director; and

4.                  The amendment of Article 2 of the Third Amended and Restated Articles of Association of the Company from “ADS, American Depositary Share, each representing one (1) share of US$0.0001 each in the capital of the Company.” to “ADS, American Depositary Share, each representing five (5) shares of US$0.0001 each in the capital of the Company.”

Further information can be found in the “Notice of Annual General Meeting of Shareholders,” which is available under “AGM Summary” in the “Events” section of the Company’s investor relations website at investors.jasolar.com.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com